EXHIBIT D-1

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2014 on Form 18-K filed with the SEC on September 21, 2015, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2014, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2014.

GENERAL

The Republic’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from the crisis since the last quarter of 2009. The Republic’s GDP increased by 4.0% in the third quarter of 2015 as compared to the third quarter of 2014. See “Recent Developments — Key Economic Indicators”.

From January 2, 2015 to December 9, 2015, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by 12.73%.

On May 13, 2014, an explosion at a coal mine in Soma, Manisa, caused an underground mine fire. 301 people died in that disaster. Following the incident, an investigation was initiated and 24 people were taken into custody. On November 10, 2014, the indictment of the case was presented to the court by the chief public prosecutor. The indictment has been rejected by the court on four grounds, including lack of testimony, lack of evidence, violation of the principle of individual criminal responsibility and submission of charges without including the necessary technical details. On March 7, 2015, the court approved a revised bill of indictment implicating 45 people in connection with the mining incident. The process of the lawsuit is ongoing.

On December 14, 2014, Turkish authorities made over two dozen arrests of media representatives during raids of a newspaper and TV station with close ties to the US-based Islamic cleric Fethullah Gulen, the spiritual leader of the Gulen movement, an opposition movement in Turkey. The arrests were made on charges of forgery, fabricating evidence and forming an illegal organization to oppose the state. On December 14, 2014, European Union officials Federica Mogherini and Johannes Hahn issued a joint statement stating that such actions were incompatible with the freedom of media, which is a core principle of democracy. On December 15, 2014, Turkish President Recep Tayyip Erdogan issued a statement that such steps were necessary and within the rule of law against elements that threaten national security. Following the arrests, several detainees have been released with the remaining detainees subject to further interrogation. On December 19, 2014, the 1st Istanbul Penal Court of Peace issued an arrest warrant for Fethullah Gulen. On February 24, 2015, an Istanbul Court issued a second arrest warrant for him. On September 17, 2015, a Turkish prosecutor sought a jail sentence for Fethullah Gulen of up to 34 years. On October 19, 2015, Istanbul’s High Penal Court issued an arrest warrant for Gulen and Sinan Dursun for “attempting to stage a coup, establishing and masterminding an armed organization and political espionage”. On November 9, 2015, the Istanbul 14th Criminal Court ordered the arrests of Fethullah Gülen and former police officer Emre Uslu over alleged illegal wiretapping, along with 112 other suspects.

In 2015, there were a series of raids against opposition media outlets and Gulen-associated businesses throughout Turkey. For example, in January 2015, several policemen were arrested for alleged illegal wiretapping and political spying charges. On September 1, 2015, Turkish police raided the Ankara-based offices of a media group affiliated with Fethullah Gulen. Six people were arrested and a warrant was issued for the conglomerate’s chief executive, Akin Ipek. On September 16, 2015, Turkish police issued warrants against eleven executives on charges of organized theft. The arrests took place in the central city of Kayseri, where police raided a university with links to Fethullah Gulen. On October 26, 2015, an Ankara court appointed administrators to take control of the Koza İpek Holding, which Ankara Chief Public Prosecutor’s Office links as a Gulen-associated business.

On March 27, 2015, the Assembly approved the new domestic security law (Law No. 6638). Law No. 6638 was published in the Official Gazette on April 4, 2015 (No. 29316). The new law expands the powers of the Turkish police and increases penalties for people participating in unauthorized demonstrations.

In late July 2015, the PKK declared an end to a two-year cease fire following conflict between Turkish military forces and PKK militants. Since July 2015, several Turkish soldiers and policemen have been killed by the PKK terrorist group, and Turkish security forces have carried out operations against the terrorist group in Turkey and Northern Iraq. The violence has continued to escalate resulting in hundreds of civilian as well as military casualties. Since July 2015, there have also been airstrikes against PKK targets. In October 2015, Turkish aircraft bombed PKK targets overnight in Turkey and Northern Iraq. The Turkish Government has stated that PKK militants must relinquish their weapons and return to their camps in Northern Iraq before it will halt operations and restart peace talks.

The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of December 7, 2015, approximately 263,680 Syrian refugees occupied accommodation centers throughout Turkey. As of December 2015, the Republic had spent more than U.S.$8 billion for Syrian refugees in Turkey.

On October 6, 2015, a draft action plan was published reflecting an agreement between the EU and the Republic to cooperate on support of refugees and migration management to address the unprecedented refugee crisis created by the situation in Syria and Iraq (the “Action Plan”). The Action Plan identifies collaborative actions to be implemented as a matter of urgency by the EU and the Republic with the objective of assisting the Republic in managing the massive influx of refugees and preventing uncontrolled migratory flows from Turkey to the EU. The Action Plan contemplates immediate implementation to be jointly steered and monitored by the European Commission and the High Representative / Vice President and the Republic through the establishment of an EU-Turkey high-level dialogue on migration. On November 29, 2015, the Leaders of the European Union met in Brussels with their Turkish counterpart. In this meeting, the European Union declared that it is committed to provide an initial 3 billion euro of resources to Turkey for Syrian refugees.

On October 10, 2015, two bombs exploded in Ankara during a peace rally killing nearly 100 individuals and wounding over 200 others. On October 28, 2015, the Ankara Chief Public Prosecutor’s office said a DAESH cell from Gaziantep, a province in southern Turkey that borders Syria, carried out the bombing.

On November 24, 2015, Turkey’s military downed a Russian warplane near Turkey’s border. The plane had violated Turkish air space after being repeatedly warned to change its course. For additional information, see “—International Relations”.

On August 18, 2015, the Central Bank announced a roadmap for the process of simplifying monetary policy. According to the roadmap, the following measures would be taken. The timing of the measures is stated below in parentheses.

•	The interest rate corridor would be made more symmetric around the one-week repo interest rate and the width of the corridor would be narrowed (During normalization).

•	The overnight borrowing facility provided for primary dealers via repo transactions would be terminated (Before normalization).

•	Collateral conditions would be simplified (Before and during normalization).

Additionally, the measures below would be taken for the purpose of foreign exchange liquidity management:

•	Flexibility of foreign exchange selling auctions would be increased to reduce exchange rate volatility (Before normalization).

•	Foreign exchange liquidity would be provided to the financial system through increases in the remuneration rate of Turkish Lira required reserves or adjustments of Reserve Option Coefficients (Before and during normalization).

•	Borrowing limits via foreign exchange deposit accounts would be increased (Before normalization).

Finally, the following measures would be taken to support financial stability:

•	Foreign exchange required reserve ratios for the new foreign exchange noncore liabilities of banks would be determined to incentivize maturities of longer than three years, without increasing the costs on the stock of liabilities (Before normalization).

•	If deemed necessary, the remuneration rate of Turkish Lira required reserves would be revised in the coming period to reduce the intermediation cost of the banking sector and to support core liabilities (Before and during normalization).

•	The remuneration rate of U.S. Dollar denominated required reserves, reserve options and free reserves held at the Central Bank would be held close to the upper end of the Fed funds target rate range (Before and during normalization).

POLITICAL CONDITIONS

The latest general elections were held on November 1, 2015. The AKP, the CHP, the MHP and the HDP received 49.50%, 25.32%, 11.90% and 10.76% of the votes, respectively. After the elections, on November 24, 2015, the AKP has formed a single party government.

The following table sets forth the composition of the Assembly by total number of seats as of December 12, 2015:

Political Party	Number of Seats
Justice and Development Party (AKP)	317
Republican People’s Party (CHP)	134
People’s Democratic Party (HDP)	59
Nationalist Action Party (MHP)	40
Total	550

Source: The Grand National Assembly of Turkey

KEY ECONOMIC INDICATORS

The following table sets forth the percentage of GDP represented by economic sector (at current prices and expressed in percentages) for the periods indicated:

GDP by Economic Sector		2014	2015 Q1	2015 Q2	2015 Q3
1.	Agriculture, forestry and fishing	7.1	3.9	6.4	12.7
2.	Mining and quarrying	1.5	1.0	1.2	1.5
3.	Manufacturing	15.8	16.5	16.5	14.0
4.	Electricity, gas, steam and air conditioning supply	1.6	1.4	1.5	1.4
5.	Water supply, sewerage, waste management and remediation	0.7	0.7	0.7	0.8
6.	Construction	4.6	4.4	4.8	4.1
7.	Wholesale and retail trade	12.0	11.6	12.0	11.0
8.	Transportation and storage	11.9	10.8	11.9	11.6
9.	Accommodation and food service activities	2.6	2.1	2.1	3.9
10.	Information and communication	1.9	2.1	1.8	1.5
11.	Financial and insurance activities	3.0	3.3	2.9	3.9
12.	Real Estate activities	9.8	10.6	9.9	9.0
13.	Professional, scientific and technical activities	3.4	4.6	3.3	2.6
14.	Administrative and support service activities	2.1	2.5	2.1	1.7
15.	Public administration and defense; compulsory social security	4.2	4.8	4.1	4.3
16.	Education	3.7	4.7	3.8	3.3
17.	Human health and social work activities	1.5	1.8	1.5	1.4
18.	Arts, entertainment and recreation	0.2	0.3	0.2	0.2
19.	Other service activities	1.1	1.1	1.0	1.0
20.	Activities of household as employers	0.2	0.3	0.1	0.1
21.	Sectoral total	89.0	88.5	87.9	89.1
22.	Financial intermediation services indirectly measured	1.4	1.5	1.6	1.4
23.	Taxes-Subsidies	12.5	13.0	13.7	12.3
24.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (at constant prices and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2	Q3	Q4	Annual
2014	5.1	2.4	1.8	2.7	2.9
2015	2.5	3.8	4.0

For the month of November 2015, CPI increased by 0.67% and domestic PPI decreased by 1.42% as compared to the previous month.

In November 2015, the Republic’s annual CPI and domestic PPI increased by 8.10% and 5.25%, respectively, as compared to the same month of the previous year.

The Central Bank set the annual inflation target rates for 2015 at 5.0%. The following table sets forth the quarterly inflation path and uncertainty band for 2015:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2015

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

In October 2015, the Central Bank revised its year-end inflation expectation from a range of 6.0% to 7.8% (6.9% mid-level) to a range of 7.4% to 8.4% (7.9% mid-level).

On December 9, 2015, the Central Bank foreign exchange buying rate for U.S. dollars was TL 2.9107 per U.S. dollar, compared to an exchange buying rate of TL 2.2591 per U.S. dollar on December 9, 2014.

On October 7, 2015, the Government offered an interest rate of 10.54% for its 10-year Government Bond, compared to 9.95% on October 1, 2014.

The calendar adjusted industrial production index increased by 4.6% in October 2015 compared to October 2014 (year on year).

The following table indicates unemployment figures for 2015:

2015	Unemployment rate	Number of unemployed
January	11.3	3,259,000
February	11.2	3,226,000
March	10.6	3,069,000
April	9.6	2,821,000
May	9.3	2,789,000
June	9.6	2,880,000
July	9.8	2,970,000
August	10.1	3,058,000

Source: TURKSTAT

On April 2, 2015, the Government announced an 11 item package of investment and employment initiatives to increase employment. The new package is targeting the creation of 120,000 new jobs by increasing the number of employed in public utility professions.

As of December 14, 2014, the discount rate determined by the Central Bank was 9%.

On October 21, 2015, the Monetary Policy Committee held a meeting at which it kept short-term interest rates constant (compared to the prior meeting) as follows:

a) Overnight Interest Rates: the Marginal Funding Rate was kept at 10.75%, and the borrowing rate was kept at 7.25%

b) The one-week repo rate was kept at 7.5%

c) Late Liquidity Window Interest Rates (between 4:00 p.m. – 5:00 p.m.): the borrowing rate was kept at 0% and the lending rate was kept at 12.25%

The Monetary Policy Committee stated that annual loan growth continued at reasonable levels in response to the tight monetary policy stance and macroprudential measures and that the favorable developments in the terms of trade and the moderate course of consumer loans contributed to the improvement in the current account balance. The Monetary Policy Committee also stated that external demand remained weak in the first half of the year, while domestic demand contributed to growth moderately. The Monetary Policy Committee noted that energy price developments affected inflation favorably, while exchange rate movements delayed the improvement in the core inflation trend. The Monetary Policy Committee also noted that considering this delay and taking into account the uncertainty in domestic and global markets and the volatility in energy and food prices, the Committee decided to implement a tighter liquidity policy as long as deemed necessary. The Monetary Policy Committee also stated that future monetary policy decisions will be conditional on the inflation outlook, and taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On November 24, 2015, the Monetary Policy Committee held another meeting at which it kept short-term interest rates constant compared to the prior meeting on October 21, 2015. The Monetary Policy Committee determined that developments in energy prices continued to affect inflation favorably, although the cumulative effects of exchange rate movements delayed the improvement in the core inflation trend. The Monetary Policy Committee also noted that the growth composition appears to be shifting in favor of net exports thanks to rising demand from the EU countries. The Monetary Policy Committee also noted that uncertainties surrounding global monetary policies and concerns over global growth caused financial markets to remain volatile, with portfolio flows to emerging economies following a volatile pattern and risk premiums and exchange rate volatilities remaining high. The Monetary Policy Committee stated that future monetary policy decisions will be conditional on the inflation outlook; taking into account inflation expectations, the pricing behavior and developments in other factors affecting inflation, the tight monetary policy stance will be maintained.

On December 9, 2015, the Central Bank announced the monetary and exchange rate policy for 2016. The Central Bank noted that it will maintain a price stability-oriented monetary policy framework. The Central Bank also noted that while aiming to keep inflation close to the target, it will continue to support financial stability. The Central Bank stated that the uncertainty band will be maintained at 2% in both directions, as in previous years.

As of December 10, 2015, the one-week repo auction rate of the Central Bank was 7.5%, the Central Bank overnight borrowing interest rate was 7.25% and the Central Bank Marginal Funding Rate was 10.75%.

TOURISM

In October 2015, the number of foreign visitors visiting the Republic decreased by approximately 4.02% to 3,301,194 as compared to the same month of 2014. Between January and October 2015, the number of foreign visitors visiting the Republic decreased by approximately 1.40% to 33,059,287 as compared to the same period in 2014. According to the balance of payments presentation, in September 2015, tourism revenues decreased by 1.6% compared to the same month of 2014.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In October 2015, the trade balance (according to provisional data) posted a deficit of U.S.$3.621 billion as compared to a deficit of U.S.$6.293 billion in the same period in 2014. In October 2015, total goods imported (c.i.f.), including gold imports, decreased by 11.8% to approximately U.S.$16.911 billion, as compared to approximately U.S.$19.185 billion during the same period in 2014. In October 2015, the import of capital goods, which are used in the production of physical capital, increased by approximately 4.2% over the same period in

2014; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 18.0% over the same period in 2014; and the import of consumption goods increased by approximately 5.7% over the same period in 2014. In October 2015, total goods exported (f.o.b.), increased by 3.1% to approximately U.S.$13.290 billion, as compared to approximately U.S.$12.892 billion during the same period of 2014. In October 2015, the current account produced a deficit of approximately U.S.$0.133 billion, as compared to a deficit of approximately U.S.$2.309 billion in the same period of 2014.

As of September 2015, total gross international reserves of the Central Bank were approximately U.S.$142,256.60 million (compared to U.S.$146,740.70 million as of September 2014). As of September 2015, gold reserves were approximately U.S.$18,141.50 million (compared to U.S.$20,430.50 million as of September 2014) and the Central Bank gross foreign exchange reserves were approximately U.S.$101,537.90 million (compared to approximately U.S.$111,401.20 million as of September 2014).

As of December 8, 2015, the Central Bank held approximately TL 34.8 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

During the period from January – October in 2015, the central government consolidated budget expenditures were approximately TL 404.2 billion and the central government consolidated budget revenues were approximately TL 398.0 billion, compared to central government consolidated budget expenditures of approximately TL 362.6 billion and consolidated budget revenues of approximately TL 347.7 billion during the same period in 2014. During the period from January – October in 2015, the central government consolidated budget deficit was approximately TL 6.2 billion, compared to a central government consolidated budget deficit of approximately TL 14.9 billion during the same period in 2014.

During the period from January – October in 2015, the central government consolidated budget primary surplus reached approximately TL 41.2 billion, compared to the central government consolidated budget primary surplus of approximately TL 30.3 billion during the same period in 2014.

In October 2015, the central government consolidated budget expenditures were approximately TL 36.6 billion and the central government consolidated budget revenues were approximately TL 43.8 billion, compared to central government consolidated budget expenditures of approximately TL 37.2 billion and consolidated central government budget revenues of approximately TL 34.2 billion during the same period in 2014.

In October 2015, the central government consolidated budget surplus was approximately TL 7.2 billion, compared to a central government consolidated budget deficit of approximately TL 3.0 billion during the same period in 2014.

In October 2015, the central government consolidated budget primary surplus reached approximately TL 9.9 billion, compared to a central government consolidated budget primary surplus of approximately TL 4.0 billion during the same period in 2014.

The following tables set forth the details of the central government budget for the period from January-October 2015 and for October 2015.

Central Government Budget (Thousand TL)	January – October 2015 (cumulative)	October 2015
Budget Expenditures	404,213,115	36,562,457
1-Excluding Interest	356,810,561	33,925,128
Compensation of Employees	105,707,228	10,666,849
Social Security Contributions	17,308,545	1,791,072
Purchase of Goods and Services	32,296,059	3,916,147
Current Transfers	150,860,463	12,076,963
Capital Expenditures	33,900,843	3,966,670
Capital Transfers	6,503,920	950,581
Lending	10,233,503	556,846
2-Interest	47,402,554	2,637,329

Central Government Budget (Thousand TL)	January – October 2015 (cumulative)	October 2015
Budget Revenues	397,985,930	43,797,107
1-General Budget Revenues	382,812,453	42,384,953
Taxes	333,337,266	35,067,762
Property Income	18,434,366	5,276,816
Grants and Aids and Special Revenues	1,881,290	67,107
Interest, Shares and Fines	21,566,734	1,828,493
Capital Revenues	7,327,861	132,381
Collections from Loans	264,936	12,394
2-Special Budget Institutions	12,022,129	1,267,411
3-Regularity & Supervisory Institutions	3,151,348	144,743
Budget Balance	-6,227,185	7,234,650
Balance Excluding Interest	41,175,369	9,871,979

Source: Ministry of Finance

According to the Constitution, the budget law should be submitted to the Parliament at least 75 days prior to the year end. Moreover, the budget law (either provisional or not) should be enacted before the beginning of the fiscal year. However, due to the busy calendar due to the elections in November 2015, the Parliament was not able to negotiate the budget. Under these circumstances, according to article 19 of Law 5018 named Public Management and Control, a provisional Budget should be enacted. This budget should cover a period of at most six months, thereafter the provisional budget should cease to exist and a final budget should be prepared. As of December 12, 2015, the provisional budget had not yet been enacted. However, parliamentary practices started regarding this process have commenced.

BANKING SYSTEM

The Republic has a relatively strong, well-capitalized and profitable banking system. The banking system in the Republic had a capital adequacy ratio of 15.29% and a relatively low non-performing loan ratio of 3.01% as of October 2015. This ratio takes into account a moderate increase in non-performing retail loans. The loan to deposit ratio of the banking sector was 122.37% as of October 2015.

As of August 28, 2015, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for foreign exchange (FX) denominated liabilities of banks and financing companies were revised in order to encourage the extension of maturities of non-core liabilities. New ratios started to be applied to the liabilities after August 28, 2015 and the maintenance period began on October 23, 2015.

Liabilities other than deposits/participation funds	Current Ratios (%)	New Ratios (%)
With maturity up to (and including 1 year)	20	25
With maturity up to (and including 2 years)	14	20
With maturity up to (and including 3 years)	8	15
With maturity up to (and including 5 years)	7	7
With maturity longer than 5 years	6	5

As of December 10, 2015, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 8.5% depending on maturity. Furthermore, as of that date RRRs were 11.5% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months).

In February 2015, the Turkish Banking Regulation and Supervision Agency ordered the seizure of Asya Katilim Bankasi, a publicly traded bank in Turkey that trades as Bank Asya, as a result of which the Turkish Savings and Deposits Insurance Fund assumed management control of the bank.

DEBT

The Central Government’s total domestic debt stock was approximately TL 438.2 billion as of the end of October 2015, compared to approximately TL 411 billion as of the end of October 2014. In November 2015, the average maturity of the Republic’s domestic cash borrowing was 36.6 months, as compared to 71.5 months as of November 2014. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 10.26% in November 2015, compared to 8.28% in November 2014.

The total gross outstanding external debt of the Republic was approximately U.S.$405,223 million (at then-current exchange rates) at the end of the second quarter of 2015. The table below summarizes the gross external debt profile of the Republic (at period end).

Gross External Debt Profile (Million U.S.$)	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1	2015 Q2
GROSS EXTERNAL DEBT	388,244	402,368	397,781	402,720	393,135	405,223
SHORT TERM	125,723	131,588	131,546	132,889	129,571	127,499
Public Sector	17,843	18,159	18,934	17,866	18,165	16,924
Central Bank	762	661	417	342	290	270
Private Sector	107,118	112,768	112,195	114,681	111,116	110,305
LONG TERM	262,521	270,780	266,235	269,831	263,564	277,724
Public Sector	99,376	101,402	100,130	99,844	95,212	98,830
Central Bank	4,100	3,628	2,527	2,142	1,820	1,708
Private Sector	159,046	165,749	163,578	167,845	166,532	177,186

Source: Undersecretariat of Treasury

INTERNATIONAL RELATIONS

On May 6, 2015, Turkey became an Associate Member of the CERN, the European Organization for Nuclear Research.

On June 18, 2015, the Minister of Energy of Russia Alexander Novak and the Minister of Productive Reconstruction, Environment and Energy of Greece Panagiotis Lafazanis signed a memorandum of cooperation on the construction and operation of the TurkStream pipeline on the territory of Greece. On June 22, 2015, Turkey issued a permit for engineering surveys for the offshore section of the TurkStream pipeline. On September 14, 2015, Gazprom Deputy CEO Alexander Medvedev announced that the TurkStream pipeline would be postponed due to the political situation in Turkey. On December 3, 2015, Russia announced that preparatory work on the TurkStream pipeline project was halted.

On August 7, 2015, the Northern Cyprus Water Supply project was completed with the installation of the final part of the pipeline connecting Turkey to the Turkish Republic of Northern Cyprus. In early October 2015, the first fresh water from Turkey reached the Turkish Republic of Northern Cyprus.

On November 10, 2015, the European Commission published the EU Progress Report for Turkey. In its report the European Commission noted that as regards the political criteria of accession negotiations, the pace of reforms slowed down, due in part to protracted elections. The report noted that while the outgoing government made efforts to reinvigorate the EU accession process, this repeated commitment was offset by the adoption of key legislation in the areas of the rule of law, freedom of expression and freedom of assembly that ran against European standards. In its report, the European Commission urged Turkey to refrain from interfering in the judiciary. The EU Progress Report noted that Turkey’s Constitution guarantees the protection of human rights and fundamental freedoms. The report stated that while implementation had considerably improved over the past few years, major shortcomings remain and there is an urgent need to adopt a comprehensive framework law on combating discrimination in line with European standards. The report noted there was significant backsliding in the areas of freedom of expression and freedom of assembly.

The EU Progress Report stated that Turkey’s continued commitment and contribution in concrete terms to the comprehensive settlement of the Cyprus issue remains crucial. However, the report stated that Turkey has still not fulfilled its obligation to ensure full and non-discriminatory implementation of the Additional Protocol to the Association Agreement and has not removed all obstacles to the free movement of goods, including restrictions on direct transport links with Cyprus.

Regarding the economic criteria of accession negotiations, the report noted that the Turkish economy is well advanced and can be considered a functioning market economy, and that economic growth has been moderate. The report also noted that Turkey continued to face external and internal imbalances, calling for adjustments in monetary and fiscal policies as well as an acceleration of comprehensive structural reforms. The report stated that the large current account deficit continued to contribute to the economy’s vulnerability to shifts in global monetary conditions and risk sentiment. On the internal side, the report indicated that inflation continued to run at a relatively high rate, which is problematic in terms of macro-economic stability, resource allocation and re-distributive effects. The report stated that reforms need to accelerate to improve the functioning of the markets for goods, services and labor. The report also stated that Turkey has a good level of preparation in acquiring the capacity to cope with the competitive pressure and market forces within the EU. Regarding its ability to take on the obligations of membership, the report indicated that Turkey has continued to align with the acquis, albeit at a slower pace, and has achieved a good level of preparation in many areas. The Report also states that political dialogue on foreign and security policy continued, including on counter-terrorism, against the background of Turkey joining the international coalition against DAESH.

Cyprus

On April 26, 2015, Presidential elections were held in northern Cyprus. Mustafa Akinci won the elections by gaining 60.83% of the votes. Following the completion of the elections, comprehensive settlement negotiations resumed on May 15, 2015. On July 27, 2015, the Turkish Cypriot parliament approved the country’s new coalition government.

United States

On June 11, 2012, the United States issued a waiver to Turkey from certain U.S. extraterritorial sanctions against Iran that otherwise might have applied by reference to Turkish imports of Iranian crude oil. The waiver took effect as of June 28, 2012, for a renewable period of six months and was later superseded by additional sanctions relief under the Joint Plan of Action with Iran, enabling Turkey, among other countries, to continue purchasing then current average amounts of such crude oil from January 20, 2014 forward, subject to the non-involvement of the US financial system and other US elements in those transactions. This sanctions relief was last extended on July 14, 2015 in connection with the Joint Comprehensive Plan of Action (“JCPOA”) through “Implementation Day” of the JCPOA sanctions relief, at which time the United States will suspend more broadly the relevant extraterritorial sanctions, while leaving in place the primary sanctions against the involvement of US elements in Iran-related oil transactions. On October 18, 2015, the Secretary of State issued contingent waivers of certain statutory sanctions provisions. These waivers will only take effect on Implementation Day. Until Implementation Day is reached, the only changes to the Iran-related sanctions are those provided for in the Joint Plan of Action (JPOA) of November 24, 2013, as extended.

On July 24, 2015, Turkey allowed its Incirlik air base to be used by the United States to fight against Islamic State militants within a certain framework.

Syria

On May 16, 2015, a Turkish fighter jet shot down a Syrian aerial vehicle for violating Turkish air space in accordance with its rules of engagement and determination to protect its borders.

On August 16, 2015, having reassessed the threats stemming from the conflict in Syria, the United States and Germany decided to pull Patriot missile batteries from southern Turkey.

On December 3, 2015, the Prime Minister of Turkey announced that Turkey is setting up “physical barriers” in the 98-km (61 miles) stretch of land controlled on the Syrian side by Islamic State militants.

Russia

Following the launch of Russian airstrikes in Syria commencing on September 30, 2015, on October 3-4, 2015, two Turkish F-16 fighter jets intercepted a Russian plane that entered Turkey’s airspace. The Republic strongly objected to the incidents and on October 5, 2015, NATO issued a statement denouncing the violation of Turkish airspace and requesting that Russia cease its attacks on the Syrian opposition and civilians, to focus its efforts on fighting DAESH, and to promote a solution to the conflict through a political transition.

On November 24, 2015, Turkey’s military downed a Russian warplane near Turkey’s border. The plane had violated Turkish air space after being repeatedly warned to change its course. Since then, relations between Turkey and Russia have deteriorated. Russia has imposed some economic sanctions on Turkey, including a ban on the import of some Turkish foods, banning Russian tourists from visiting Turkey, and a ban on charter flights to Turkey. Russia also announced an end to visa-free travel for Turks to Russia and terminated the extension of labor contracts for Turks working there. The Deputy Prime Minister of Turkey has announced that a worst-case scenario of “zero relations” with Russia would cost Turkey about U.S.$9 billion.

On November 30, 2015, NATO announced that Turkey has the right to protect and defend its borders following the downing of the Russian warplane.

Iraq

On December 6, 2015, Turkey deployed forces to a camp in a region of northern Iraq as a routine rotation to train Iraqis to retake Mosul from DAESH. The Iraqi Prime Minister said his country might turn to the U.N. Security Council if Turkish troops sent to northern Iraq were not withdrawn within 48 hours. Later, Turkey decided to halt the transfer of troops. On December 8, 2015, Iraq’s ambassador to the United Nations stated that bilateral talks between the neighboring states were proceeding favorably.

On June 11, 2014, DAESH militants seized the Turkish consulate in Mosul, Iraq and held 49 employees hostage, including 46 Turks and three local Iraqis, for over three months. On September 20, 2014, the hostages were released. The Mosul consulate is no longer operational.